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                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
                    March 31, 2000
For Period Ended: ________________________                 +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         | 000-27901        |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |   879299-10-5    |
For the Transition Period Ended: ________________________  +------------------+

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
                                TeleCorp PCS, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
1010 N. Glebe Road, Suite 800, Arlington, VA 22201
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)


The Form 10-Q related to TeleCorp Communications Inc. and TeleCorp PCS, Inc.
was to be filed on behalf of both noted companies. The Form 10-Q was mistakenly filed only on behalf of TeleCorp Communications Inc. on May 15, 2000. TeleCorp PCS, Inc. only became aware of these circumstances on May 16, 2000. Accordingly, the Form 10-Q can not be timely filed on behalf of TeleCorp PCS, Inc. without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Brian Hoffmann                 212                   504-6383
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For periods prior to 1999 we were a development stage company. In the first quarter of 1999, we exited the development stage and commenced commercial operations in each of our major mainland U.S. markets, after having launched our New Orleans market for roaming services in late December 1998. We launched service in our Puerto Rico markets on June 30, 1999. At March 31, 2000 we had launched our service in 28 markets covering approximately 74% of the population of our licensed area.

     The following sets forth the statement of operations for TeleCorp PCS, Inc. and its subsidiaries for each of the three months ended March 31, 1999 and March 31, 2000.


                       TELECORP PCS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                               ($ in thousands)


                                                                              For the three months ended
                                                                                       March 31,
                                                                -----------------------------------------------------
                                                                        1999                          2000
                                                                -----------------------     -------------------------
                                                                                     (unaudited)
Revenue:
 Service   .....................................................            $       504                   $    36,937
 Roaming .......................................................                  1,878                        11,452
 Equipment   ...................................................                  1,858                         7,057
                                                                -----------------------     -------------------------


     Total revenue  ............................................                  4,240                        55,446
                                                                -----------------------     -------------------------

Operating expenses:
 Cost of revenue................................................                  2,684                        19,026
 Operations and development (including noncash stock
    compensation of $0 and $207)................................                  7,702                        10,966
 Selling and marketing (including noncash stock.................
    compensation of $0 and $132)................................                  7,855                        34,625
 General and administrative (including noncash stock
    compensation of $0 and $4,738)..............................                 10,179                        27,276
 Depreciation and amortization..................................                  2,764                        23,468
                                                                -----------------------     -------------------------


     Total operating expenses...................................                 31,184                       115,361
                                                                -----------------------     -------------------------

     Operating loss  ...........................................                (26,944)                      (59,915)

Other expense (income):
 Interest expense  .............................................                  6,320                        16,990
 Interest income  ..............................................                 (1,041)                       (2,384)
 Other expense (income)  .......................................                     70                           (22)
                                                                -----------------------     -------------------------

       Net loss  ...............................................                (32,293)                      (74,499)

Accretion of mandatorily redeemable preferred stock  ...........                 (4,267)                       (7,733)
                                                                -----------------------     -------------------------


       Net loss attributable to common equity...................            $   (36,560)                  $  (82,232)
                                                                =======================     =========================


Net loss attributable to common equity per share--
 basic and diluted..............................................            $     (0.62)                  $     (0.83)
                                                                =======================     =========================

Weighted average common equity shares outstanding--
 basic and diluted..............................................             59,037,842                    99,556,975
                                                                =======================     =========================

The accompanying notes are an integral part of these consolidated financial statements.

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                               TeleCorp PCS, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           5/16/00                By  /s/ Thomas H. Sullivan
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)